Mega Matrix Corp.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, CA 94306

August 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Austin Stanton
Lulu Cheng

Re:	Mega Matrix Corp.
Withdrawal of Registration Statement on Form S-3
File No.: 333-278877

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mega Matrix, Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-278877), together with the exhibits and amendments thereto, which was initially filed with the Commission on April 23, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue, at this time, the shelf public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, John Yung of Lewis Brisbois Bisgaard & Smith LLP at (916) 646-8288.

Very Truly Yours,
Mega Matrix Corp..

By:	/s/ Yucheng Hu
Name:	Yucheng Hu
Title:	Chief Executive Officer